SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

August 29, 2007
Date of report (Date of earliest event reported)



Petroleum Development Corporation

Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330

Address of Principal Executive Offices

304-842-3597

Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change

Former Name or Former Address, if Changed Since Last Report

Item 8.01   Other Events.

On August 29, 2007, Petroleum Development Corporation announced the results of its 2007 Annual Meeting of Shareholders.

A copy of the News Release is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

> **News Release:**   Petroleum Development Corporation Re-Elects Two Directors at 2007 Annual Meeting of Shareholders

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: August 30, 2007

By: /s/ Richard W. McCullough
          Richard W. McCullough
          Chief Financial Officer



NEWS *FROM*
Petroleum Development Corporation

FOR IMMEDIATE RELEASE: August 29, 2007
CONTACT: Celesta M. Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation Re-Elects Two
Directors at 2007 Annual Meeting of Shareholders

BRIDGEPORT, WEST VIRGINIA... Petroleum Development Corporation (NASDAQ GSM:PETD) reported at its 2007 Annual meeting on Tuesday, August 28, 2007, that the shareholders of the Company re-elected Thomas E. Riley and Vincent F. D'Annunzio to the Board of Directors of the Company for a three-year term, ending at the 2010 Annual Meeting. Each of the directors received over 96 percent of the votes cast in favor of their re-election. Also, shareholders ratified the selection of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2007.

Steven R. Williams, Chief Executive Officer, stated, "We are pleased that the stockholders have reelected Mr. D'Annunzio and Mr. Riley to the Board for another term. Both have been important contributors and good stewards for the Company. Our rapid growth last year set us on a track for a number of record achievements.. For fiscal year 2007, we expect to post a number of new production and operating records. Our Rocky Mountain Region is generating substantial increases in reserves and production, and our Appalachian and Michigan regions continue to post solid results with anticipated production increases during the year. Overall, Petroleum Development Corporation is an organization that is in the midst of a sustainable, scaleable and successful growth strategy."

To listen to a replay of the audio web cast of PDC's annual meeting of shareholders or to review the presentation from this meeting please visit www.petd.com.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. The Company operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. During the third quarter of 2004, the Company was added to the S&P SmallCap 600 Index. Additionally, PDC was added to the Russell 3000 Index of companies in 2003.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K.

120 Genesis Boulevard • P. O. Box 26 • Bridgeport, West Virginia • Phone: (304) 842-3597